Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

80 Años

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, March 3, 2003

03007184

03 MAR -6 AM 7:21

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Acording to what has been established by Conasev's Resolution N° 141-98-EF/94.10 regarding the Financial Information Preparation and Presentation, we are pleased to enclose our consolidated non audited financial statement as December 31st, 2002, as well as the Management Report with the analysis and discussion of figures.

Sincerely yours,

Ferreyros S.A.A.

ARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

dlw 3/7

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

80 Años

DECLARACION DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A.y subsidiarias durante el período terminado el 31 de diciembre del 2002. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.

Hugo Sommerkamp M.
Gerente Central de Administración
Y Control de Gestión

Victor Astete P.
Gerente División de Contraloría

Para mayor información contactarse con:
Mariela García, Gerente de División Finanzas
Ferreyros S.A.A.
Teléfonos: (51-1) 336-7092 – 3367070, anexo 4252

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORME DE GERENCIA POR EL CUARTO TRIMESTRE DEL AÑO 2002

(Lima, Perú, 28 de febrero del 2003).- Ferreyros distribuidor líder de bienes de capital en el Perú, anuncia sus resultados financieros consolidados del cuarto trimestre del 2002. Las cifras se presentan en soles constantes, considerando el índice de precios al por mayor publicado por el Instituto Nacional de Estadística.

Las ventas acumuladas al 31-12-02, incluyendo las efectuadas por Matreq Ferreyros S.A. (una compañía constituida en la República de Bolivia) que se convirtió en subsidiaria de la Compañía a partir del mes de noviembre del 2001 (ver explicación detallada más adelante) ascendieron a S/. 807.7 millones, en comparación con S/. 841.2 millones del mismo período del año anterior, una disminución de 4.0%.

Las ventas de repuestos y servicios al 31-12-02 ascendieron a S/. 479.0 millones en comparación con S/. 439.4 millones del mismo período del año anterior, un aumento de 9%, debido a un importante crecimiento del servicio posventa, generado principalmente por maquinaria Caterpillar vendida a la gran minería en años anteriores. El incremento de las ventas de repuestos y servicios y de ingresos por alquiler de equipos ha permitido compensar en parte la disminución en el año 2002 de las ventas de productos principales (máquinas, motores y otros equipos).

El resultado del año 2002 arrojó una utilidad de S/. 8.5 millones en comparación con la pérdida de S/. 4.3 millones del año anterior. El resultado del año 2002 ha sido obtenido a pesar de incluir una pérdida en el Resultado por Exposición a la Inflación (REI) de S/. 9.0 millones. En el mismo período del año anterior, el REI arrojó una utilidad de S/. 0.5 millones. Como se explica más adelante, en el caso de la Compañía la pérdida o utilidad por REI no es real, debido a que la gran mayoría de sus transacciones son realizadas en dólares. En tal sentido, es importante anotar que la utilidad del año 2002, antes de REI y gastos extraordinarios, ascendió a S/. 38.1 millones en comparación con una pérdida de S/. 0.6 millones del año anterior, lo cual significa una mejora importante en los resultados de la Compañía.

Hasta el 31 de octubre del año 2001, la Compañía mantenía una participación accionaria de 48.65% en Matreq Ferreyros S.A.. En cumplimiento de un contrato firmado en años anteriores, en el mes de noviembre del 2001, la

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

VICTOR ASTETE PALMA
Gerente División Contraloría

Compañía ejerció una opción de compra y adquirió un paquete adicional de acciones con lo cual su participación en el capital de dicha empresa aumentó a 99.98%. En tal virtud, a partir de la fecha indicada, los estados financieros de Matreq Ferreyros S.A. son incorporados a los estados financieros consolidados de la Compañía.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al cuarto trimestre del 2002 y cuarto trimestre del 2001. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1, 2, 3 y 4 para mostrar las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se muestra en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas transacciones. Por otra parte, para facilitar las explicaciones de las variaciones entre el cuarto trimestre del 2002 y el mismo período del año anterior, se ha excluido en los anexos 1 y 2 el efecto de la consolidación de Matreq Ferreyros S.A. Tal efecto se muestra en los anexos 3, 4 , 5 y 6. Las explicaciones de las variaciones que se mencionan a continuación están referidas a los anexos 1 y 2.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del cuarto trimestre del 2002 ascendieron a S/.162.4 millones, en comparación con S/.164.3 millones del cuarto trimestre del 2001, una disminución de 1.1%. En conjunto, las ventas de productos principales y de alquileres fueron superiores en 11.8% a las del cuarto trimestre del 2001, lo cual permitió compensar la disminución de 6.1% en las ventas de repuestos y servicios. La disminución en la venta de repuestos y servicios fue ocasionada por atrasos de algunos clientes importantes en el envío de componentes mayores para su reparación en los talleres de compañía. Estos atrasos han sido regularizados en los primeros meses del año 2003.

UTILIDAD BRUTA.- La utilidad bruta del cuarto trimestre del 2002 ascendió a S/. 40.9 millones (25.2% de las ventas netas), en comparación con la obtenida en el mismo período del año anterior que fue de S/. 43.0 millones (26.1% de las ventas netas). En términos absolutos, la utilidad bruta del cuarto trimestre del 2002 es inferior que la obtenida en el mismo período del año anterior y se explica por la disminución de las ventas de repuestos y servicios. Asimismo, en términos relativos, la utilidad bruta del cuarto trimestre del 2002 también es menor que la obtenida en el mismo período del año anterior (25.2% vs 26.1%), y se debe, principalmente, a que en el cuarto trimestre del 2002 las ventas de repuestos y servicios (que tienen márgenes brutos más altos que las ventas de productos principales) tuvieron una menor participación en la venta total de la Compañía.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron a S/. 29.3 millones en el cuarto trimestre del 2002, en comparación con S/. 39.8 millones del mismo período del año anterior, una

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

disminución de 26.3%, que se explica por una reducción de los gastos fijos debido, principalmente, a la aplicación de un programa de mejoramiento de los procesos técnicos y administrativos de las principales áreas de la Compañía Matriz, que trajo como consecuencia una reducción significativa de personal así como de otros gastos de operación.

INGRESOS FINANCIEROS.- *Los ingresos financieros del cuarto trimestre del* 2002 ascendieron a S/. 5.8 millones, en comparación con S/. 6.8 millones del mismo período del año anterior, una disminución de 14.4%, esta variación se explica por una disminución neta de S/.1.0 millones en intereses de ventas a plazo devengados en el período, así como por una disminución de intereses moratorios debido a una reducción de refinanciaciones de cuentas por cobrar a clientes (los intereses moratorios se registran como ingresos cuando se cobran o incluyen en los nuevos documentos producto de la refinanciación).

GASTOS FINANCIEROS.- *Los gastos financieros ascendieron a S/. 10.0* millones en el cuarto trimestre del 2002 en comparación con S/.11.5 millones del mismo período del año anterior, una disminución de 13.3%, que se explica por: i) una disminución de los pasivos por S/.140.8 millones (el pasivo promedio en el cuarto trimestre del 2002 ascendió a S/.531.0 millones, en comparación con S/. 671.8 millones en el cuarto trimestre del 2001); y ii) una disminución de las tasas de interés promedio de las obligaciones de la Compañía, debido a la reducción de las tasas de interés en el mercado financiero internacional.

OTROS INGRESOS (EGRESOS).- En el cuarto trimestre del año 2002 registró un ingreso neto de S/. 1.0 millones en comparación con un egreso neto de S/. 1.1 millones registrado en el mismo período del año anterior. En el cuarto trimestre del 2002, la Compañía registro en este rubro, principalmente, los siguientes conceptos: ingresos de S/. 0.2 millones por resoluciones de contratos, ingreso de S/. 0.6 millones por recuperación de impuesto extraordinario a los activos netos cargado a gastos en el año 2001 y otros ingresos menores por S/. 0.2 millones. Por otra parte, en el cuarto trimestre *del año 2001, se registró en este rubro, básicamente, los siguientes* transacciones: egreso de S/.0.8 millones por Impuesto extraordinario a los activos netos que no pudo ser aplicado como crédito contra el impuesto a la renta, egreso de S/. 0.7 millones por condonación de deuda a un cliente y otros ingresos menores por S/. 0.4 millones.

GANANCIA (PERDIDA) EN EL RESULTADO POR EXPOSICION A LA INFLACION (REI).- De acuerdo con el procedimiento establecido en el Perú para ajustar los estados financieros por inflación, cuando la devaluación es *mayor que la inflación, se produce una pérdida por exposición a la inflación*, por cuanto la pérdida en cambio relacionada con las deudas en dólares no puede ser compensada completamente por el ajuste por inflación de los respectivos activos no monetarios (básicamente, inventarios). Sin embargo, esta pérdida no es real ya que los precios de venta de dichos bienes en el caso de la Compañía son fijados en dólares. Por otra parte, cuando la inflación es mayor que la devaluación se produce una utilidad en el REI debido a que el ajuste por

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

actualización de los activos no monetarios es mayor que el de los respectivos pasivos en dólares.

En el cuarto trimestre del 2002, el REI arrojó una utilidad de S/. 5.8 millones en *comparación con el REI del mismo período del año anterior que dio una* pérdida de S/. 1.1 millones. La utilidad del cuarto trimestre del 2002 se explica, principalmente, por una devaluación negativa de -3.5%, que generó una utilidad en cambio superior a la perdida ocasionada por la actualización de los activos no monetarios, debido a una inflación negativa de -0.17%. Por otra parte, la pérdida del cuarto trimestre del 2001 se debe, básicamente, a una devaluación negativa de –1.1%, que permitió obtener una utilidad en cambio, la cual, sin embargo, fue menor a la pérdida ocasionada por la actualización de los activos no monetarios, debido a una inflación negativa de -1.63%.

GASTOS EXTRAORDINARIOS.- El importe de S/. 9.3 millones registrado en el cuarto trimestre del 2002 incluye los siguientes conceptos: i) indemnizaciones por S/.1.9 millones pagadas a los trabajadores que se retiraron de la Compañía como consecuencia de la reducción de personal mencionada en la sección "Gastos de Venta y Administración"; y ii) reserva para desvalorización de existencias por S/.3.3, la cual será utilizada para cubrir la pérdida que ocasionará en el año 2003 la exportación de equipos recuperados cuya venta en el mercado local requeriría de mucho tiempo. Al respecto, es importante mencionar que los precios de los equipos en el mercado internacional son significativamente menores que los que podrían obtenerse en el mercado nacional (entre otras cosas, porque los impuestos y otros gastos de aduana no se consideran como parte de su costo de adquisición). Sin embargo, la pérdida que ocasionará la referida exportación será compensada en parte por un ahorro de gastos financieros, ya que los fondos obtenidos en la operación serán utilizados para pagar obligaciones; y iii) provisión adicional para cuentas de cobranza dudosa por S/. 4.1 millones, para cubrir el deterioro que, en los últimos meses, han sufrido las cuentas por cobrar de algunos clientes, principalmente, de los que se acogieron a la Ley General del Sistema Concursal (Indecopi). Es importante mencionar que algunas de estas cuentas por cobrar están respaldadas por garantías que cubren parte importante de la deuda.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del año 2002 y 2001 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del cuarto trimestre del 2002 ascendió a S/. 1.7 millones en comparación con una pérdida de S/. 3.8 millones del mismo período del año anterior, debido a una disminución de gastos de operación y gastos financieros y a la utilidad por REI, lo cual ha permitido cubrir la menor utilidad bruta, los menores ingresos financieros y los gastos extraordinarios, así como aumentar la utilidad neta en un importe de S/. 5.5 millones en relación con el resultado del mismo período del año anterior.

La utilidad del ejercicio 2002 ascendió a S/. 8.5 millones en comparación con *la pérdida por S/. 4.4 millones obtenida en el año anterior,*

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

VÍCTOR ASTETE PALMA
Gerente División Contraloría

ANALISIS DEL BALANCE GENERAL

Al 31-12-02, el total de pasivos ascendió a S/. 529.5 millones en comparación con S/.591.4 millones al 30-09-02, una disminución de S/. 61.9 millones. Por otro lado, el total del activo al 31-12-02 ascendió a S/.775.2 millones en comparación con S/. 842.7 al 30-09-02, una disminución neta de S/. 67.5 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Disminución de Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/.39.3 millones, como resultado de las siguientes operaciones: a) disminución de S/. 27.6 por cobranzas efectuadas, b) disminución de S/. 7.8 millones por efecto de la devaluación negativa habida en el cuarto trimestre del 2002; y c) S/. 3.9 millones por incremento de la provisión para cobranza dudosa.

b) Aumento de otros activos corrientes por S/. 11.2 millones, como resultado de las siguientes operaciones: a) aumento por S/.8.1 millones por canje de acciones por letras por cobrar y b) otras operaciones menores por S/. 3.1 millones.

c) Disminución de Inventarios por S/. 22.8 millones, debido a las siguientes transacciones: a) una reducción significativa de las compras (mayoritariamente, se compra mercadería con venta asegurada); b) disminución de S/. 8.8 millones en el inventario de productos principales por ventas efectuadas en el cuarto trimestre del año 2002; c) disminución de S/. 8.8 millones por exportación de repuestos de lenta rotación; d) disminución de S/. 3.3 millones por provisión para desvalorización de existencias; y d) otras disminuciones por S/. 1.9 millones.

d) Disminución de las Inversiones en Valores por S/. 7.8 millones, como resultado de las siguientes operaciones: a) una disminución de S/.8.1 millones por canje de acciones por letras por cobrar comerciales con vencimiento corriente; y b) aumento neto de S/.0.3 millones por otras operaciones menores.

e) Disminución del Activo Fijo (sin incluir depreciación acumulada) por S/.7.3 millones, debido, principalmente, a ventas de equipos de la flota de alquiler por S/. 4.7 millones, retiro de equipos de computo totalmente depreciados por S/. 2.5 millones y otras disminuciones por S/.0.1 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 31-12-02 es de 1.30 ligeramente mayor que el ratio corriente de 1.29 al 30-09-02.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

VICTOR ASTETE PALMA
Gerente División Contraloría

El ratio de apalancamiento financiero al 31-12-02 es de 2.06 en comparación con el ratio de 2.32 al 30-09-02 y de 2.79 al 31-12-01. Esta significativa mejora ha sido posible gracias a la importante disminución de activos y pasivos lograda por la Compañía a lo largo del año 2002.

La conformación de las obligaciones de la Compañía al 31 de diciembre del 2002 se muestra en el anexo 6.

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 1

FERREYROS S.A.A. Y SUBSDIARIAS

Estado de Ganancias y Pérdidas **(sin incluir Matreq Ferreyros)**
(En miles de soles constantes)

	4T 02	%	3T 02	%	4T 01	%	4T 02/ 3T 02 %	4T 02/ 4T 01 %	Acumulado al 31-12-2002	%	Acumulado al 31-12-2001	%	Variación %
Ventas Netas	**162,449**	100.0	**172,109**	100.0	**164,270**	100.0	-5.6	-1.1	**724,752**	100.0	**778,851**	100.0	-6.9
Costo de Ventas	(121,536)	-74.8	(123,382)	-71.7	(121,319)	-73.9	-1.5	0.2	(541,837)	-74.8	(597,947)	-76.8	-9.4
Utilidad en ventas	40,913	25.2	48,727	28.3	42,950	26.1	-16.0	-4.7	182,915	25.2	180,904	23.2	1.1
Otros ingresos operacionales	0	0.0	1,748	1.0	0	0.0	-100.0	n/a	3,153	0.4	3,328	0.4	-5.2
Utilidad Bruta	40,913	25.2	50,476	29.3	42,951	26.1	-18.9	-4.7	186,068	25.7	184,232	23.7	1.0
Gastos de Venta y Administración	(29,329)	-18.1	(32,939)	-19.1	(39,783)	-24.2	-11.0	-26.3	(130,796)	-18.0	(147,140)	-18.9	-11.1
Utilidad en operaciones	**11,584**	7.1	**17,537**	10.2	**3,168**	1.9	-33.9	265.6	**55,272**	7.6	**37,092**	4.8	49.0
Ingresos Financieros	5,802	3.6	5,898	3.4	6,777	4.1	-1.6	-14.4	24,102	3.3	22,454	2.9	7.3
Gastos Financieros	(9,987)	-6.1	(11,527)	-6.7	(11,519)	-7.0	-13.4	-13.3	(44,248)	-6.1	(58,667)	-7.5	-24.6
Otros Ingresos (Egresos), neto	1,044	0.6	585	0.3	(1,055)	-0.6	78.5	-199.0	2,977	0.4	(1,598)	-0.2	n/a
Utilidad (pérdida) antes de Resultado por exposición a la inflación y gastos extraordinarios	**8,442**	5.2	**12,493**	7.3	**(2,629)**	-1.6	-32.4	n/a	**38,103**	5.3	**(718)**	-0.1	n/a
Ganancia (Pérdida) por Exposición a la Inflación	5,783	3.6	(9,048)	-5.3	(1,054)	-0.6	-163.9	n/a	(9,023)	-1.2	446	0.1	n/a
Gastos extraordinarios	(9,331)	-5.7	(1,677)	-1.0	0		456.5	n/a	(12,091)	-1.7	0	-	n/a
Utilidad (pérdida) antes de Participaciones Impuesto a la Renta e interes minoritario	**4,895**	3.0	**1,768**	1.0	**(3,683)**	-2.2	176.8	n/a	**16,989**	2.3	**(272)**	-0.0	n/a
Participaciones	(732)	-0.5	(345)	-0.2	(28)	-0.0	111.9	2,528.9	(2,040)	-0.3	(1,009)	-0.1	102.2
Utilidad (pérdida) antes de Impuesto a la Renta e interes minoritario	4,164	2.6	1,423	0.8	(3,711)	-2.3	192.6	n/a	14,949	2.1	(1,280)	-0.2	n/a
Impuesto a la Renta	(2,459)	-1.5	(1,110)	-0.6	(86)	-0.1	121.6	2,745.1	(6,483)	-0.9	(3,130)	-0.4	107.1
Interes minoritario	0	-	0	-	4	0.0	n/a	n/a	0	-	(26)	-0.0	-100.0
Utilidad (pérdida) neta	**1,705**	1.0	**313**	0.2	**(3,792)**	-2.3	n/a	n/a	**8,466**	1.2	**(4,437)**	-0.6	n/a

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 2

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones (sin incluir Matreq Ferreyros)
(En miles de soles constantes)

	4T 02	%	3T 02	%	4T 01	%	4T 02/ 3T 02 %	4T 02/ 4T 01 %	Acumulado al 31-12-02	%	Acumulado al 31-12-01	%	Variación %
Caterpillar													
Gran minería	8,996	5.5	12,937	7.5	7,053	4.3	-30.5	27.6	43,022	5.9	168,268	21.6	-74.4
Otros	9,639	5.9	10,535	6.1	8,919	5.4	-8.5	8.1	93,218	12.9	43,384	5.6	114.9
	18,636	11.5	23,472	13.6	15,972	9.7	-20.6	16.7	136,240	18.8	211,652	27.2	-35.6
Equipos	6,385	3.9	3,036	1.8	5,210	3.2	110.3	22.6	26,539	3.7	31,604	4.1	-16.0
Automotriz	890	0.5	2,255	1.3	3,901	2.4	-60.6	-77.2	3,745	0.5	15,902	2.0	-76.4
	25,911	16.0	**28,763**	16.7	**25,083**	15.3	-9.9	3.3	**166,524**	23.0	**259,158**	33.3	-35.7
Repuestos y servicios	110,833	68.2	117,428	68.2	118,079	71.9	-5.6	-6.1	457,877	63.2	416,780	53.5	9.9
Alquileres	9,604	5.9	10,565	6.1	6,335	3.9	-9.1	51.6	34,083	4.7	28,897	3.7	17.9
Unidades usadas	7,257	4.5	4,091	2.4	2,742	1.7	77.4	164.7	24,804	3.4	30,413	3.9	-18.4
Otras ventas de subsidiarias	8,843	5.4	11,262	6.5	12,030	7.3	-21.5	-26.5	41,464	5.7	43,603	5.6	-4.9
Total	**162,449**	100.0	**172,109**	100.0	**164,270**	100.0	-5.6	-1.1	**724,752**	100.0	**778,851**	100.0	-6.9

	Acumulado al 31-12-2002
Minería	57.2%
Hidrocarburos y petróleo	12.5%
Construccion	11.4%
Agricultura	3.3%
Pesca	2.5%
Gobierno	1.3%
Transporte	2.1%
Industria	1.4%
Otros	8.3%
Total	100.0%

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 3

FERREYROS S.A.A. Y SUBSDIARIAS

Estado de Ganancias y Pérdidas (Incluyendo Matreq Ferreyros en el año 2002 y 2001)
(En miles de soles constantes)

	4T 02	%	3T 02	%	4T 01	%	4T 02/ 3T 02 %	4T 02/ 4T 01 %	Acumulado al 31-12-2002	%	Acumulado al 31-12-2001	%	Variación %
Ventas Netas	**175,860**	100.0	**187,327**	100.0	**169,864**	100.0	-6.1	3.5	**807,674**	100.0	**841,220**	100.0	-4.0
Costo de Ventas	(133,242)	-75.8	(135,781)	-72.5	(125,144)	-73.7	-1.9	6.5	(612,995)	-75.9	(650,736)	-77.4	-5.8
Utilidad en ventas	42,618	24.2	51,546	27.5	44,720	26.3	-17.3	-4.7	194,679	24.1	190,485	22.6	2.2
Otros ingresos operacionales	0	0.0	1,748	0.9	0	-	-100.0	n/a	3,153	0.4	3,332	0.4	-5.4
Utilidad Bruta	42,618	24.2	53,294	28.4	44,720	26.3	-20.0	-4.7	197,832	24.5	193,816	23.0	2.1
Gastos de Venta y Administración	(30,890)	-17.6	(34,844)	-18.6	(41,637)	-24.5	-11.3	-25.8	(138,290)	-17.1	(154,665)	-18.4	-10.6
Utilidad en operaciones	**11,728**	6.7	**18,460**	9.8	**3,083**	1.8	-36.4	280.4	**59,542**	7.4	**39,151**	4.7	52.1
Ingresos Financieros	5,593	3.2	6,138	3.3	7,158	4.2	-8.9	-21.9	24,383	3.0	23,501	2.8	3.8
Gastos Financieros	(10,222)	-5.8	(12,494)	-6.7	(12,132)	-7.1	-18.2	-15.7	(46,763)	-5.8	(62,329)	-7.4	-25.0
Otros Ingresos (Egresos), neto	976	0.6	(359)	-0.2	(704)	-0.4	-371.6	n/a	948	0.1	(859)	-0.1	-210.3
Utilidad (pérdida) antes de Resultado por exposición a la inflación y gastos extraordinarios	**8,074**	4.6	**11,734**	6.3	**(2,596)**	-1.5	-31.2	n/a	**38,110**	4.7	**(537)**	-0.1	n/a
Ganancia (Pérdida) por Exposición a la Inflación	6,556	3.7	(8,358)	-4.5	(903)	-0.5	-178.4	n/a	(8,954)	-1.1	446	0.1	n/a
Gastos extraordinarios	(9,331)	-5.3	(1,677)	-0.9	0	-	456.5	n/a	(12,091)	-1.5	0	-	n/a
Utilidad (pérdida) antes de Participaciones Impuesto a la Renta e Interes minoritario	**5,300**	3.0	**1,700**	0.9	**(3,499)**	-2.1	211.8	n/a	**17,065**	2.1	**(90)**	-0.0	n/a
Participaciones	(732)	-0.4	(345)	-0.2	(28)	-0.0	111.9	2,510.1	(2,040)	-0.3	(1,009)	-0.1	102.2
Utilidad (pérdida) antes de Impuesto a la Renta e Interes minoritario	4,568	2.6	1,354	0.7	(3,527)	-2.1	237.3	n/a	15,025	1.9	(1,099)	-0.1	n/a
Impuesto a la Renta	(2,459)	-1.4	(1,110)	-0.6	(87)	-0.1	121.6	2,738.5	(6,483)	-0.8	(3,131)	-0.4	107.1
Interes minoritario	0	0.0	0	-	4	0.0	n/a	n/a	0	0.0	(26)	-0.0	-100.0
Utilidad (pérdida) neta	**2,109**	1.2	**245**	0.1	**(3,609)**	-2.1	762.6	n/a	**8,542**	1.1	**(4,256)**	-0.5	n/a

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 4

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones (incluyendo Matreq Ferreyros en el año 2002 y 2001)

(En miles de soles constantes)

	4T 02	%	3T 02	%	4T 01	%	4T 02/ 3T 02 %	4T 02/ 4T 01 %	Acumulado al 31-12-02	%	Acumulado al 31-12-01	%	Variación %
Caterpillar													
Gran minería	7,051	4.0	17,640	9.4	7,528	4.4	-60.0	-6.3	54,028	6.7	182,282	21.7	-70.4
Otros	22,252	12.7	12,907	6.9	9,025	5.3	72.4	146.6	140,813	17.4	61,577	7.3	128.7
	29,303	16.7	30,547	16.3	16,552	9.7	-4.1	77.0	194,841	24.1	243,859	29.0	-20.1
Equipos	4,354	2.5	3,850	2.1	3,981	2.3	13.1	9.4	26,620	3.3	32,657	3.9	-18.5
Automotriz	890	0.5	2,255	1.2	3,904	2.3	-60.6	-77.2	3,745	0.5	16,466	2.0	-77.3
	34,546	19.6	**36,653**	19.6	**24,438**	14.4	-5.7	41.4	**225,206**	27.9	**292,982**	34.8	-23.1
Repuestos y servicios	115,035	65.4	123,753	66.1	124,284	73.2	-7.0	-7.4	479,004	59.3	439,394	52.2	9.0
Alquileres	10,178	5.8	11,568	6.2	6,345	3.7	-12.0	60.4	37,196	4.6	30,492	3.6	22.0
Unidades usadas	7,257	4.1	4,091	2.2	2,767	1.6	77.4	162.2	24,804	3.1	34,749	4.1	-28.6
Otras ventas de subsidiarias	8,843	5.0	11,262	6.0	12,030	7.1	-21.5	-26.5	41,464	5.1	43,603	5.2	-4.9
Total	**175,860**	100.0	**187,327**	100.0	**169,864**	100.0	-6.1	3.5	**807,674**	100.0	**841,220**	100.0	-4.0

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 31-12-2002
Minería	52.1%
Hidrocarburos y petróleo	16.9%
Construccion	13.4%
Agricultura	3.0%
Pesca	2.3%
Transporte	1.9%
Industria	1.3%
Gobierno	1.3%
Otros	7.8%
Total	100.0%

Ferreyros S.A.A.

HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración
y Control de Gestión

VICTOR ASTETE PALMA
Gerente División Contraloría

ANEXO 5

FERREYROS S.A.A. Y SUBSIDIARIAS

Datos del Balance General
(En miles de soles constantes)

				Variación %	
				31/12/02	31/12/02
	31-12-02	30-09-02	31-12-01	30/9/02	31/12/01
Caja y bancos	36,380	40,047	32,199	-9.2	13.0
Cuentas por cobrar comerciales	58,853	96,101	112,806	-38.8	-47.8
Inventarios	265,989	288,757	342,818	-7.9	-22.4
Otros activos corrientes	49,563	38,340	31,861	29.3	55.6
Activo Corriente	**410,785**	**463,246**	**519,684**	-11.3	-21.0
Cuentas por cobrar comerciales a largo plazo	30,395	32,424	48,049	-6.3	-36.7
Inmueble, maquinaria y equipo					
Equipo de alquiler	101,544	106,253	111,184	-4.4	-8.7
Otros activos fijos	332,227	334,880	333,230	-0.8	-0.3
	433,771	441,133	444,414	-1.7	-2.4
Depreciación acumulada	(162,899)	(161,537)	(153,884)	0.8	5.9
Inmueble, maquinaria y equipo, neto	270,872	279,596	290,530	-3.1	-6.8
Inversiones	41,232	48,988	45,300	-15.8	-9.0
Otros activos no corrientes	21,919	18,444	19,921	18.8	10.0
Activo no Corriente	**364,418**	**379,452**	**403,800**	-4.0	-9.8
Total Activo	**775,203**	**842,697**	**923,484**	-8.0	-16.1
Deuda de corto plazo	280,457	318,039	504,005	-11.8	-44.4
Otros pasivos corrientes	35,808	40,998	39,807	-12.7	-10.0
Pasivo corriente	**316,265**	**359,036**	**543,812**	-11.9	-41.8
Deuda de largo plazo	213,198	232,328	139,379	-8.2	53.0
Total Pasivo	**529,463**	**591,365**	**683,191**	-10.5	-22.5
Ganancias diferidas	6,195	10,356	3,989	-40.2	55.3
Impuesto a la renta diferido	208	3,754	5,325	-94.5	-96.1
Interes minoritario	0	0	283		-100.0
Patrimonio	**239,337**	**237,222**	**230,696**	0.9	3.7
Total Pasivo y Patrimonio	**775,203**	**842,697**	**923,484**	-8.0	-16.1
Otra Informacion Financiera					
Depreciación y amortización (cifras *acumuladas al cierre de cada periodo)*	38,170	29,015	35,374		
UAIDA	**101,998**	**92,831**	**94,957**		
Ratios Financieros					
Ratio corriente	1.30	1.29	0.96		
Apalancamiento Financiero	2.06	2.32	2.79		
Valor contable por acción	1.48	1.47	1.43		

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 6**

Conformación del Pasivo
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	10,404	4,822	3,271	2,311
Proveedores:				
Caterpillar	59,215	54,574	2,660	1,981
Otros	16,573	14,965	938	670
Bonos corporativos	15,000			15,000
Caterpillar Financial Services	49,352	1,026	7,669	40,657
Total	150,544	75,387	14,538	60,619

Ferreyros S.A.A.
HUGO SOMMERKAMP MOLINARI
Gerente Central de Administración y Control de Gestión

VICTOR ASTETE PALMA
Gerente División Contraloría

DATOS GENERALES DE LA EMPRESA

	Llenar los datos:	Consideraciones	Observaciones
RPJ :	B60001	Ingresar a 6 digitos	
Ejercicio:	2002	Ingresar 4 digitos como maximo	
Tipo de Informacion:	TC	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC	
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre	
Denominacion de la empresa:	FERREYROS S.A.A. Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS	
CIIU :	5150	Ingresar 4 digitos como maximo	
E-mail 1 :	contralo@ferreyros.com.pe	Ejemplo: postmast@conasevnet.gob.pe	
E-mail 2 :	bchauca@ferreyros.com.pe	Ejemplo: suarez@conasevnet.gob.pe	
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe	
Factor de Reexpresion del Balance General :	1017	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230	
Factor de Reexpresion del Estado de Ganancias y Perdidas:	998	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230	

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10013

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Diciembre del año 2002 y 31 de Diciembre del año 2001
(En miles de nuevos soles)

Codigo	Activo	Al 31 de Diciembre 2002	Al 31 de Diciembre 2001
	Activo Corriente		
1D0101	Caja y Bancos	36,380	32,199
1D0102	Valores Negociables	0	0
1D0103	Cuentas por Cobrar Comerciales	58,853	112,806
1D0104	Cuentas por Cobrar a Vinculadas	0	0
1D0105	Otras Cuentas por Cobrar	42,917	25,303
1D0106	Existencias	265,989	342,818
1D0107	Gastos Pagados por Anticipado	6,646	6,558
1D01ST	**Total Activo Corriente**	**410,785**	**519,684**
1D0201	Cuentas por cobrar a largo plazo	30,395	48,049
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo	0	0
1D0203	Otras Cuentas por Cobrar a Largo Plazo	0	0
1D0204	Inversiones Permanentes	41,232	45,300
1D0205	Inmuebles Maq. y Equipo (neto de deprec.acum.)	270,872	290,530
1D0206	Activo Intangible Neto	18,053	19,921
1D0207	Impuesto a la Renta y Particip. Diferidos Activo	3,866	0
1D0208	Otros Activos	0	0
1D020T	**Total Activo**	**775,203**	**923,484**

Pasivo y Patrimonio	Al 31 de Diciembre 2002	Al 31 de Diciembre 2001	Codigo
Pasivo Corriente			
Sobregiros y Pagarés Bancarios	21,213	156,509	1D0301
Cuentas por Pagar Comerciales	208,110	143,704	1D0302
Cuentas por Pagar a Vinculadas	0	0	1D0303
Otras Cuentas por Pagar	35,808	39,807	1D0304
Parte Corriente de las Deudas a Largo Plazo	51,134	203,792	1D0305
Total Pasivo Corriente	**316,265**	**543,812**	1D03ST
Deudas a largo plazo	213,198	139,379	1D0401
Cuentas por pagar a vinculadas	0	0	1D0402
Ingresos Diferidos	6,195	3,989	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo	208	5,325	1D0404
Total Pasivo	**535,866**	**692,505**	1D040T
Contingencias (Solo debe mostrarse cuando exista)	0	0	1D0501
Interes minoritario	0	283	1D0502
Patrimonio Neto			
Capital	181,062	176,288	1D0701
Capital adicional	40,622	45,396	1D0702
Acciones de Inversión	0	0	1D0703
Excedente de Revaluación	11,535	11,535	1D0704
Reservas Legales	3,787	3,787	1D0705
Otras Reservas	2,390	2,390	1D0706
Resultados Acumulados	(59)	(8,700)	1D0707
Total Patrimonio Neto	**239,337**	**230,696**	1D07ST
Total Pasivo y Patrimonio Neto	**775,203**	**923,484**	1D070T

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados el 31 de Diciembre de 2002 y 2001
(En miles de nuevos soles)

Codigo		Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2002	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2001	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2002	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2001
2D0101	Ventas Netas (ingresos operacionales)	171,111	160,369	673,717	706,850
2D0102	Otros Ingresos Operacionales	1,774	0	18,824	12,856
2D01ST	**Total de Ingresos Brutos**	**172,885**	**160,369**	**692,541**	**719,706**
2D0201	Costo de Ventas	(130,267)	(117,515)	(494,709)	(535,569)
2D02ST	**Utilidad Bruta**	**42,618**	**42,854**	**197,832**	**184,137**
	Gastos Operacionales				
2D0301	Gastos de Administración	(14,988)	(23,327)	(62,728)	(65,464)
2D0302	Gastos de Ventas	(15,902)	(16,801)	(75,562)	(82,020)
2D03ST	**Utilidad Operativa**	**11,728**	**2,726**	**59,542**	**36,653**
	Otros Ingresos (gastos)				
2D0401	Ingresos Financieros	5,593	6,895	24,383	22,572
2D0402	Gastos Financieros	(10,222)	(11,582)	(46,763)	(58,730)
2D0403	Otros Ingresos	976		948	
2D0404	Otros Gastos		(485)		(1,032)
2D0405	Resultado por Exposición a la Inflación	6,556	(1,055)	(8,954)	445
2D04ST	**Resultado antes de Partidas Extraordinarias, Participaciones y del Impuesto a la Renta**	**14,631**	**(3,501)**	**29,156**	**(92)**
2D0501	Participaciones	(732)	(28)	(2,040)	(1,009)
2D0502	Impuesto a la Renta	(2,459)	(87)	(6,483)	(3,131)
2D05ST	**Resultado antes de partidas extraordinarias**	**11,440**	**(3,616)**	**20,633**	**(4,232)**
2D0601	Ingresos Extraordinarios	0	0	0	0
2D0602	Gastos Extraordinarios	(9,331)	0	(12,091)	0
2D06ST	**Resultado antes de Interes Minoritario**	**2,109**	**(3,616)**	**8,542**	**(4,232)**
2D0701	Interés Minoritario		7		(24)
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**	**2,109**	**(3,609)**	**8,542**	**(4,256)**
2D0801	Dividendos de acciones Preferentes				
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas**	**2,109**	**(3,609)**	**8,542**	**(4,256)**
2D0901	**Utilidad (pérdida) básica por acción común**	0.013000	-0.022000	0.053000	-0.026000
2D0902	**Utilidad (pérdida) básica por acción de inversión**	0.000000	0.000000	0.000000	0.000000
2D0903	**Utilidad (pérdida) diluida por acción común**	0.000000	0.000000	0.000000	0.000000
2D0904	**Utilidad (pérdida) diluida por acción de inversión**	0.000000	0.000000	0.000000	0.000000

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados del año 2002 y 2001
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Total
4D0101	**Saldos al 1ero. de enero de 2001**	176,288	45,396	0	12,640	3,242	0	(1,094)	236,472
4D0102	1. Efecto acum. De cambios en políticas contab. y corrección de errores sustanciales	0	0	0	0	545	2,390	(2,935)	0
4D0103	2. Distribuciones o asignaciones de utilidades efectuadas en el período	0	0	0	0	0	0	0	0
4D0104	3. Dividendos y participaciones acordados durante el período	0	0	0	0	0	0	0	0
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0
4D0106	5. Movimiento de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
4D0107	6. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
4D0108	7. Revaluación de activos	0	0	0	(1,105)	0	0	0	(1,105)
4D0109	8. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0
4D0110	9. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
4D0111	10. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	(4,256)	(4,256)
4D0112	11. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0		0	0	(415)	(415)
4D01ST	**Saldos al 31 de Diciembre de 2001**	**176,288**	**45,396**	**0**	**11,535**	**3,787**	**2,390**	**(8,700)**	**230,696**
4D0201	**Saldos al 1ero. de enero de 2002**	176,288	45,396	0	11,535	3,787	2,390	(8,700)	**230,696**
4D0202	1. Efecto acum. De cambios en políticas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
4D0203	2. Distribuciones o asignaciones de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0
4D0204	3. Dividendos y participaciones acordados durante el período	0	0	0	0	0	0	0	0
4D0205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0
4D0206	5. Movimiento de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
4D0207	6. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
4D0208	7. Revaluación de activos	0	0	0	0	0	0	0	0
4D0209	8. Capitalización de partidas patrimoniales	4,774	(4,774)	0	0	0	0	0	0
4D0210	9. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
4D0211	10. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	8,542	8,542
4D0212	11. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	99	99
4D02ST	**Saldos al 31 de Diciembre de 2002**	**181,062**	**40,622**	**0**	**11,535**	**3,787**	**2,390**	**(59)**	**239,337**

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados del año 2002 y 2001
(En miles de nuevos soles)

Codigo de Cuenta		Del 1 de Enero de 2002 al 31 de Diciembre de 2002	Del 1 de Enero de 2001 al 31 de Diciembre de 2001
	ACTIVIDADES DE OPERACIÓN		
3D0101	Cobranza de venta de bienes o servicios e ingresos operacionales	767,205	818,864
3D0102	Cobranza de regalías, honorarios, comisiones y otros	8,325	12,856
3D0103	Cobranza de intereses y dividendos recibidos	0	0
3D0104	Otros cobros de efectivo relativos a la actividad	12,943	22,472
	Menos:		
3D0109	Pago a proveedores de bienes y servicios	(395,163)	(587,293)
3D0105	*Pago de remuneraciones y beneficios sociales*	(89,983)	(90,116)
3D0106	Pago de tributos	(12,483)	(27,279)
3D0107	Pago de intereses y rendimientos	0	0
3D0108	Otros Pagos de efectivo relativos a la actividad	(27,345)	(24,213)
3D01ST	**Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación**	**263,499**	**125,291**
	ACTIVIDADES DE INVERSIÓN		
3D0201	Cobranza de venta de valores e inversiones permanentes		
3D0202	Cobranza de venta de inmuebles, maquinaria y equipo	9,754	276
3D0203	Cobranza de venta de activos intangibles	1,045	
3D0204	Otros cobros de efectivo relativos a la actividad	3,357	0
	Menos:		
3D0205	Pagos por compra de valores e inversiones permanentes	(163)	(2,379)
3D0206	Pagos por compra de inmuebles, maquinaria y equipo	(14,607)	(50,785)
3D0207	Pagos por compra de activos intangibles		
3D0208	Otros pagos de efectivo relativos a la actividad		
3D02ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión**	(614)	(52,888)
	ACTIVIDADES DE FINANCIAMIENTO		
3D0301	Cobranza de emisión de acciones o nuevos aportes	13,752	
3D0302	Cobranza de recursos obtenidos por emisión de valores u otras obliga	0	0
3D0303	Otros cobros de efectivo relativos a la actividad		31,446
	Menos:		
3D0304	Pagos de amortización o cancelación de valores u otras obligaciones (	(219,881)	(48,034)
3D0305	Pago de dividendos y otras distribuciones	0	(3)
3D0306	Otros pagos de efectivo relativos a la actividad.	(43,621)	(61,992)
3D03ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento**	(249,750)	(78,583)
3D0401	**Aumento (Dism) Neto de Efectivo y Equivalente de Efectivo**	13,135	(6,180)
3D0402	**Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio**	32,199	39,324
3D0403	Resultado por Exposición a la Inflación	(8,954)	(945)
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**	**36,380**	**32,199**

ferreyros s.a.a.   ferreyros s.a.a.

VICTOR ASTETE PALMA   CPC. BERNARDO CHAUCA QUISPE

	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
3D05ST	Utilidad (Pérdida) neta del Ejercicio	8,542	(4,256)
	Más :		
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio	0	0
3D0602	Depreciación y amortización del período	38,170	35,374
3D0604	Provisiones Diversas	22,181	4,948
3D0605	Pérdida en venta de inmuebles, maquinaria y Equipo		24
3D0606	Pérdida en venta de valores e inversiones permanentes		
3D0607	Pérdida por activos monetarios no corrientes		
3D0608	Otros	32,980	60,839
	Menos:		
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio		
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo	(1,006)	0
3D0703	Utilidad en venta de valores e inversiones permanentes		
3D0704	Resultado por Exposición a la Inflación	8,954	945
3D0705	Ganancia por pasivos monetarios no corrientes		
	Cargos y Abonos por cambios netos en el Activo y Pasivo		
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	31,223	30,264
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas	0	0
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	7,754	(1,844)
3D0804	(Aumento) Disminución en Existencias	65,290	3,466
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	(1,647)	(2,657)
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	70,226	6,017
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas	0	0
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	(19,168)	(7,829)
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**	263,499	125,291

VICTOR ASTETE PALMA
Gerente División Contraloría

C.P.C. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19816

FERREYROS S.A.A. Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2002
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar sin decimales	161850384
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar sin decimales	0
T030	VALOR NOMINAL DE ACCIONES COMUNES (en Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	0
T050	PROVISION PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar sin decimales	81785
T060	PROVISION PARA DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar sin decimales	13907
T070	PROVISION PARA FLUCTUACION DE INVERSIONES (En miles de Soles)	Ingresar sin decimales	349
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar sin decimales	6667
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	22
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	22344
T110	DEPRECIACION DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	36164
T120	REVALUACION DE ACTIVOS (En miles de Soles)	Ingresar sin decimales	0

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10915

FERREYROS S.A.A

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR EL PERIODO TERMINADO EL 31 DE DICIEMBRE DEL 2002

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y con los principios de contabilidad generalmente aceptados en el Perú, que comprenden sustancialmente las Normas Internacionales de Contabilidad (NICs) oficializadas por el Consejo Normativo de Contabilidad.

Ajuste de los estados financieros para reconocer los efectos de la inflación

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los índices de precios al por mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Índices de Precios al por Mayor, de acuerdo con estadísticas oficiales para el período terminado el 31 de diciembre del 2002, ha sido 1.7 %.

2) PRINCIPIO DE CONSOLIDACION

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos y flujos de efectivo de Ferreyros S.A.A. y los de sus Subsidiarias, después de eliminar los saldos y las transacciones de importancia entre las compañías del grupo que se detallan a continuación:

	Porcentaje de propiedad
Orvisa Sociedad Anónima	100.0%
Matreq Ferreyros S.A.	100.0%
Motorindustria S.A.	99.9%
Fiansa S.A.	100.0%
Unimaq S.A.	99.9%
Depósitos Efe S.A.	100.0%
Domingo Rodas S.A.	100.0%
Heavy Machinery Services Limited	100.0%

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

3) INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, en el periodo, es el siguiente:

	Saldos iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Transferencias	Reclasificaciones	Saldos Finales
Costo:			(miles de nuevos soles)			
Terrenos	57,330	121	-5		3,228	60,674
Edificios y otras construcciones	97,358	827	-139		-3,255	94,791
Instalaciones	16,299	171			319	16,789
Maquinaria y equipo	114,170	6,943	-3,465	5,363	486	123,497
Maquinaria y equipo - flota de alquiler	101,894	11,502	-4,322	-15,858	3	93,219
Unidades de transporte	18,680	201	-9,090	-744	25	9,072
Unidades de transporte - flota de alquiler	9,290			-961	-4	8,325
Muebles y enseres	26,923	1,610	-3,677			24,856
Trabajos en curso	2,487	969	-41		-867	2,548
	444,431	22,344	-20,739	-12,200	-65	433,771
Depreciación acumulada:						
Edificios y otras construcciones	21,999	3,050	-55		-9	24,985
Instalaciones	7,262	924			4	8,190
Maquinaria y equipo	57,147	15,903	-991	-640	21	71,440
Maquinaria y equipo - flota de alquiler	32,503	12,352	-1,182	-14,020	-53	29,600
Unidades de transporte	12,609	1,171	-5,780	-442		7,558
Unidades de transporte - flota de alquiler	2,375	455		-522	12	2,320
Muebles y enseres	20,006	2,309	-3,509			18,806
	153,901	36,164	-11,517	-15,624	-25	162,899
Costo neto	290,530					270,872

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

4) BONOS CORPORATIVOS REDIMIDOS

En marzo y setiembre del 2002 fueron redimidos Bonos Corporativos – Bonos Ferreyros - Tercera emisión por un monto de US$30 millones.

5) CONTINGENCIAS Y COMPROMISOS

Al cierre del año 2002, la compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$ 1.6 millones. La Gerencia de la empresa, basada en la opinión de sus asesores legales, considera que este juicio es improcedente y que el resultado final será favorable a la Compañía.

Por otra parte, en el mes de noviembre del año 2001, la compañía presentó un recurso al Tribunal Fiscal en relación a una Resolución de SUNAT por la cual fija en casi un millón de soles más la suma de la deuda tributaria que fuera materia de acogimiento oportuno en el Régimen Especial de Fraccionamiento Tributario. En el mes de febrero del 2003, el Tribunal Fiscal ha resuelto declarar nula e insubsistente la Resolución antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley N° 27334, ordenando a la Administración tributaria emitir un nuevo pronunciamiento.

Por otro lado, la Compañía tenía los siguientes compromisos:

a) Avales por US$ US$ 3.4 millones, que garantizan operaciones de compra de terceros.
b) Fianzas bancarias a favor de entidades financieras por US$ 3.2 millones que garantizan transacciones diversas.

6) UTILIDAD POR ACCIÓN

La utilidad (pérdida) por acción básica por cada acción común ha sido determinada de la siguiente manera:

		Trimestres terminados el		Periodos terminados el	
		31-12-02	31-12-01	31-12-02	31-12-01
Utilidad (pérdida) neta	S/.	2,109,000	-3,609,000	8,542,000	-4,256,000
Promedio ponderado del Número de acciones		161,850,384	161,850,384	161,850,384	161,850,384
Utilidad (pérdida) neta por acción	S/.	0.013	- 0.022	0.053	-0.026

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10010

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida, la misma que se determina cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes.

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18818

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORMACION FINANCIERA NO AUDITADA

INDICADORES FINANCIEROS
(A VALORES AJUSTADOS)

		31-12-02	31-12-01
1. LIQUIDEZ			
Liquidez general		1.30	0.96
Prueba ácida		0.44	0.31
2. GESTION			
Costo de ventas a ventas		0.73	0.76
Gasto financiero a ventas		0.07	0.08
3. SOLVENCIA			
Endeudamiento patrimonial		2.21	2.96
Endeudamiento activo fijo a largo plazo		0.79	0.48
4. RENTABILIDAD			
Rentabilidad neta del patrimonio		3.70%	-1.81%
Rentabilidad por acción		4.80%	-2.36%
Rentabilidad de ventas netas		1.27%	-0.60%
5. VALOR CONTABLE	S/.	1.34	1.30

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916